Exhibit 99.1

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(I) POLL RESULTS OF 2015 ANNUAL GENERAL MEETING

(II) APPOINTMENT OF THE NON-EXECUTIVE DIRECTOR AND CHAIRMAN OF THE BOARD

AND

(III) 2015 FINAL DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

The board (the "Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF AGM

The annual general meeting for the year 2015 of the Company (the "AGM") was held at 2:00 p.m. on Friday, 27 May 2016 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC. The AGM was convened by the Board and presided by Mr. Tan Wan Geng, the Vice Chairman of the Board and the President of the Company. Some Directors and supervisors of the Company attended the AGM. Some members of the senior management of the Company also attended the AGM. No resolutions proposed at the AGM were being vetoed or amended.

As at the date of the AGM, there were 9,817,567,000 shares (the "Shares") of the Company in issue, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the AGM. 29 shareholders and authorized proxies holding an aggregate of 5,965,745,179 Shares carrying voting rights, representing approximately 60.77% of the total issued share capital of the Company, were present at the AGM.

Number of shareholders and authorized proxies attended the meeting	29
Of which: number of A shareholders	26
number of H shareholders	3
Total number of voting Shares held	5,965,745,179
Of which: total number of Shares held by A shareholders	4,132,248,953
total number of Shares held by H shareholders	1,833,496,226
Percentage of the total number of voting Shares of the Company(%)	60.77
Of which: percentage of Shares held by A shareholders(%)	42.09
percentage of Shares held by H shareholders(%)	18.68

There was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the AGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the AGM. No shareholder is required to abstain from voting on any of the resolutions proposed at the AGM.

All resolutions as set out in the notice of the AGM were duly passed and the poll results are as follows:

Ordinary Resolutions

1.	Resolution: To consider and approve the Report of the Directors of the Company for the year 2015.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	4,132,246,353	99.9999	100	0	2,500	0.0001
H Shares	1,830,537,768	99.8386	67,100	0.0037	2,891,358	0.1577
Total	5,962,784,121	99.9504	67,200	0.0011	2,893,858	0.0485

2.	Resolution: To consider and approve the Report of the Supervisory Committee of the Company for the year 2015.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	4,132,246,353	99.9999	100	0	2,500	0.0001
H Shares	1,830,512,768	99.8373	92,100	0.005	2,891,358	0.1577
Total	5,962,759,121	99.9499	92,200	0.0015	2,893,858	0.0485

3.	Resolution: To consider and approve the audited consolidated financial statements of the Company for the year 2015.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	4,132,246,353	99.9999	100	0	2,500	0.0001
H Shares	1,830,570,476	99.8404	22,100	0.0012	2,903,650	0.1584
Total	5,962,816,829	99.9509	22,200	0.0004	2,906,150	0.0487

4.	Resolution: To consider and approve the profit distribution proposal for the year 2015.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	4,132,246,353	99.9999	100	0	2,500	0.0001
H Shares	1,833,192,168	99.9834	304,058	0.0166	0	0
Total	5,965,438,521	99.9949	304,158	0.0051	2,500	0.0000

5.	Resolution: To consider and approve the appointment of KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control of financial reporting and internal control of financial reporting for the year 2016 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2016, and authorize the Board to determine their remuneration.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	4,132,246,353	99.9999	100	0	2,500	0.0001
H Shares	1,833,397,418	99.9946	52,200	0.0028	46,608	0.0025
Total	5,965,643,771	99.9983	52,300	0.0009	49,108	0.0008

Special Resolutions

6.	Resolution: To consider and approve the amendments to the Articles of Association of the Company.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	4,132,185,103	99.9985	61,350	0.0015	2,500	0.0001
H Shares	1,433,728,210	78.1964	399,742,766	21.8022	25,250	0.0014
Total	5,565,913,313	93.2979	399,804,116	6.7017	27,750	0.0005

7.	Resolution: To consider and approve the authorisation to the board of directors of the Company to issue shares under the general mandate.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	4,132,044,803	99.9951	201,650	0.0049	2,500	0.0001
H Shares	1,347,794,761	73.5095	485,672,815	26.4889	28,650	0.0016
Total	5,479,839,564	91.8551	485,874,465	8.1444	31,150	0.0005

8.	Resolution: To consider and approve the authorisation to the board of directors of the Company to issue the debt financing instruments under the general mandate.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	4,132,091,603	99.9962	154,850	0.0037	2,500	0.0001
H Shares	1,434,178,535	78.221	391,203,441	21.3365	8,114,250	0.4426
Total	5,566,270,138	93.3039	391,358,291	6.5601	8,116,750	0.1361

Additional Ordinary Resolutions

9.	Resolution: To consider and approve to authorize Xiamen Airlines Company Limited to provide guarantees to Hebei Airlines Company Limited with an aggregate balance up to RMB3.5 billion within the period from 1 July 2016 to 30 June 2017.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	4,132,184,603	99.9984	61,350	0.0015	3,000	0.0001
H Shares	1,350,769,568	73.6718	377,600,808	20.5946	105,125,850	5.7336
Total	5,482,954,171	91.9073	377,662,158	6.3305	105,128,850	1.7622

10.	Resolution: To consider and approve the appointment of Mr. Wang Chang Shun as the non-executive director of the seventh session of the board of directors of the Company.

Result: Passed

Details:

Types	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
A Shares	4,132,123,953	99.9970	0	0.0000	0	0.0000
H Shares	1,631,159,459	88.9644	99,446,917	5.4239	102,889,850	5.6117
Total	5,763,283,412	96.6063	99,446,917	1.6670	102,889,850	1.7247

More than 50% of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 5 and No. 9 to No. 10. More than 2/3 of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No.6 to No.8.

According to the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, PricewaterhouseCoopers was appointed as the scrutineer in respect of votings at the AGM. (Note)

Zhang Zhenya and Wu Xiaoqing, PRC lawyers from Z & T Law Firm, attended the AGM and issued a legal opinion stating that the convening and holding of the AGM, the procedures for the holding of the AGM, the eligibility of the persons who attended the AGM and the procedures for voting at the AGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the AGM are lawful and valid.

Note:	The poll results were subject to scrutiny by PricewaterhouseCoopers, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

APPOINTMENT OF THE NON-EXECUTIVE DIRECTOR AND CHAIRMAN OF THE BOARD

The resolution in relation to the appointment of Mr. Wang Chang Shun as the non-executive director of the Company was approved by the shareholders of the Company at the AGM and the said appointment took effect on the date of passing of the resolution at the AGM.

The Board also resolved that Mr. Wang Chang Shun be appointed as the Chairman of the Board, the member of the Strategic Decision-making Committee and the chairman of the Nomination Committee with effect from 27 May 2016.

The biographical and remuneration details of Mr. Wang Chang Shun have been disclosed in the announcement of the Company dated 11 May 2016.

As at the date of this announcement, save as disclosed, Mr. Wang Chang Shun (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no other matter relating to the appointment of Mr. Wang Chang Shun as the non-executive Director and the Chairman of the Board that needs to be brought to the attention of the shareholders of the Company, nor is there any other information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of The Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

2015 FINAL DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

Payment of 2015 Final Dividends

Following the approval by the shareholders of the Company at the AGM, the Board is pleased to announce that the Company will distribute 2015 final dividends of RMB785 million, or RMB0.8 per 10 Shares (inclusive of applicable tax) based on the total number of 9,817,567,000 Shares. The details relating to payment of final dividend of the Company for the year ended 31 December 2015 to holders of H shares of the Company are set out below:

The Company will pay a final dividend of RMB0.80 per 10 Shares (equivalent to HK$0.948 per 10 Shares) (inclusive of applicable tax) for the year ended 31 December 2015. The final dividends will be paid to shareholders whose names appear on the register of members of the Company at the close of business on Sunday, 19 June 2016 (the "Record Date").

Dividends payable to the Company’s shareholders shall be denominated and declared in Renminbi. Dividends payable to the holders of A Shares shall be paid in Renminbi while dividends payable to the holders of H Shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the mean of the middle rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the calendar week prior to the declaration of the final dividends at the AGM (RMB0.843834 equivalent to HK$1.00).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to such Receiving Agent the final dividends declared for payment to holders of H Shares. The Receiving Agent will pay the final dividends on Monday, 4 July 2016. Relevant cheques will be despatched on the same day to holders of H Shares entitled to receive such dividends by ordinary post and at their own risk.

Holders of A shares whose names are on the Company’s register of members of A shares on Thursday, 30 June 2016 will be entitled to receive the final dividend and the final dividend is expected to be paid to the holders of A shares on or around Friday, 1 July 2016.

Closure of Register of Members

In order to determine the list of holders of H shares who are entitled to receive the final dividend for the year ended 31 December 2015, the Company’s register of members of H shares will be closed from Tuesday, 14 June 2016 to Sunday, 19 June 2016, both days inclusive. In order to be entitled to receive the final dividend (if approved), holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H shares registrar of the Company, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Monday, 13 June 2016.

Enterprise Income Tax Withholding of Overseas Non-Resident Enterprises

In accordance with the “Enterprise Income Tax Law of the People’s Republic of China” («中華人民共和國企業所得稅法») and the “Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” («中華人民共和國企業所得稅法實施條例»), both implemented on 1 January 2008 and the “Notice of the State Administration of Taxation on Issues Relevant to the Withholding of Enterprise Income Tax on Dividends Paid by PRC Enterprises to Offshore Non-resident Enterprise Holders of H Shares” (Guo Shui Han [2008] No. 897) («關於中國居民企業向境外H股非居 民企業股東派發股息代扣代繳企業所得稅有關問題的通知»(國稅函[2008]897號)) promulgated on 6 November 2008, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders whose names appear on the register of members of H Shares of the Company. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of Hong Kong Securities Clearing Company Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the register of members of H Shares of the Company which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire the Company to withhold the said 10% enterprise income tax, it shall submit to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Monday, 13 June 2016 a legal opinion, issued by a PRC qualified lawyer (inscribed with the seal of the applicable law firm), that verifies its resident enterprise status. The Company assumes no liability and will not deal with any dispute over income tax withholding triggered by failure to submit proof materials within the stipulated time frame, and holders of H Shares of the Company shall either personally or appoint a representative to attend to the procedures in accordance with the applicable tax regulations and relevant provisions of the PRC.

Individual Income Tax Withholding of Overseas Individual Shareholders

Pursuant to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No. 045 (Guo Shui Han [2011] No. 348)(«國家稅務總局關於國稅發[1993] 045號文件廢止後有關個人所得稅徵管問題的通知»(國稅函[2011] 348號)) , issued by the State Administration of Taxation of the PRC on 28 June 2011, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate.

However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) («關於個人所得稅若干政策問題的通知»(財稅字[1994]020號))promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

As such, the Company will not withhold and pay the individual income tax on behalf of overseas individual shareholders when the Company distributes the 2015 final dividends to overseas individual shareholders whose names appear on the register of members of H shares of the Company.

Profit Distribution to Investors of Northbound Trading

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A shares of the Company listed on the Shanghai Stock Exchange (the "Northbound Trading"), their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominees holding such shares. The Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities of the Company for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The record date and the date of distribution of dividends and other arrangements for the investors of Northbound Trading will be the same as those for the holders of A shares of the Company.

Profit Distribution to Investors of Southbound Trading

For investors of the Shanghai Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on the Hong Kong Stock Exchange (the "Southbound Trading"), the Company has entered into "the Agreement on Distribution of Cash Dividends of H shares for Southbound Trading" (港股通H股股票現金紅利派發協議) with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, pursuant to which, the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H shares for Southbound Trading, will receive all cash dividends distributed by the Company and distribute the cash dividends to the relevant investors of H shares of Southbound Trading through its depositary and clearing system.

The cash dividends for the investors of H shares of Southbound Trading will be paid in RMB. Pursuant to the relevant requirements under the "Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect" (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81), for dividends received by domestic individual investors from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the company of such H shares shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends received by domestic securities investment funds from investing in shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The company of such H shares will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

The final dividend is expected to be paid to for the investors of Southbound Trading on or around Thursday, 7 July 2016. The record date and other arrangements for the investors of Southbound Trading will be the same as those for the H Shareholders of the Company.

All investors are requested to read this announcement carefully. Shareholders are recommended to consult their taxation advisors regarding their holding and disposing of H Shares of the Company for the PRC, Hong Kong and other tax effects involved.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

27 May 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.